January 19, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Melanie Singh
Maryse Mills-Apenteng

Re:	LF Capital Acquisition Corp. II
Preliminary Proxy Statement on Schedule 14A
Filed January 11, 2023
File No. 001-41071

Ladies and Gentlemen,

On behalf of our client, LF Capital Acquisition Corp. II (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated January 18, 2023 (the “Comment Letter”). The Company has revised the Proxy Statement in response to the comments set forth in the Comment Letter, as well as certain other changes, and is filing an Amendment to the Preliminary Proxy Statement (the “Amendment”) together with this response letter.

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter.  For convenience, the Staff’s comment is repeated below in bold type, followed by the Company’s response to the comment.  We have included page numbers to refer to the location in the Amendment submitted herewith where the revised language addressing the comment appears.

Preliminary Proxy Statement on Schedule 14A

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company’s sponsor, Level Field Capital II LLC, may be deemed to be controlled by or have substantial ties with a non-U.S. person given that a managing member of the Company’s sponsor is a citizen of Lebanon. However, the Company does not believe that such relationship would materially impair the ability of the Company to complete a business combination. The Company has revised its disclosure on pages 15-16 of the Amendment.

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Please contact me at (617) 728 7120 if you have any questions regarding the foregoing

Sincerely,

/s/ Thomas Friedmann

Thomas Friedmann, Esq., Dechert LLP

cc:	(via email)
Elias Farhat, Executive Chairman of the Board
Alberto Bianchinotti, Chief Financial Officer
Martin Nussbaum, Esq., Dechert LLP
Anna Tomczyk, Esq., Dechert LLP